GALLAGHER, BRIODY & BUTLER
                               COUNSELLORS AT LAW
                           PRINCETON FORRESTAL VILLAGE
                              155 VILLAGE BOULEVARD
                                    SUITE 201
                           PRINCETON, NEW JERSEY 08540
                                    ---------

                             TEL : (609) 452-6000
THOMAS P. GALLAGHER          FAX: (609) 452-0090               NEW YORK OFFICE:
KEVIN M. BRIODY+                                               300 PARK AVENUE
JOHN K. BUTLERO                                                  17TH FLOOR
BARBARA J. COMLY*+                                            NEW YORK, NY 10022
MARTIN J. CONROY                                              TEL: 212-938-0831
DEBORAH L. CARROLL?                                           FAX: 212-938-0917
JONATHAN M. GRISCHUK*
HERBERT P. MOORE, JR.*                                   *  ALSO ADMITTED IN NY
                                                         +  ALSO ADMITTED IN PA
                                                         O  ALSO ADMITTED IN DC
                                                         ?  ADMITTED IN NY, DC
                                                               AND CT ONLY


                                  July 13, 2006

Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

            RE:      GULF COAST OIL & GAS, INC.
                     AMENDMENT TO REGISTRATION STATEMENT ON FORM SB-2 FILED JUNE 9, 2006
                     FILE NO. 333-133104

                     FORM 10-KSB/A-1 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILED JUNE 9, 2006
                     FILE NO. 0-32747

Dear Ms. Moncada-Terry:

          On behalf of Gulf Coast Oil & Gas, Inc. ("Gulf Coast" or the "Company"), on the date hereof we filed via Edgar Amendment No. 2 to the Company's Registration Statement on Form SB-2 (the "SB-2 Amendment"), Form 10KSB/A (second amendment) for the fiscal year ended December 31, 2005 (the "10KSB Amendment"), and Form 10QSB/A for the three months ended March 31, 2006.

         In order to facilitate your review of the amendments, we have responded on a point-by-point basis, on behalf of the Company, to the comments set forth in the letter dated July 5, 2006 from Tangela Richter, Branch Chief (the "Comment Letter"). The numbered comments and responses below correspond with the numbered paragraphs in the Comment Letter. We have also furnished you via separate cover two copies of each document marked to show where changes have been made.

Carmen Moncada-Terry, SEC
June 7, 2006
Page 2 of 6


FORM SB-2/A1 FILED JUNE 9, 2006

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 22

General and Adminsitrative Expenses, page 2

COMMENT #1:

      It appears that the reference to the period you discuss should reflect the quarter ended March 31, 2006, rather than the year ended.

RESPONSE TO COMMENT #1:

         We have amended the language to make this change.

Accumulated Deficit, page 22

COMMENT #2:

      Your accumulated deficit amount disclosed of $6,253,845, including accumulated other comprehensive deficit, does not mathematically agree to the corresponding total accumulated deficit amount reported in your interim balance sheet.

RESPONSE TO COMMENT #2:

       We have amended the disclosure to correct the amount.

Consolidated Financial Statements, page F-1

 COMMENT #3:

      We note that you did not indicate "unaudited" on your interim financial statements included in your filings, where applicable. Additionally, please indicate on each page of notes to your interim consolidated financial statements that these are also unaudited, if true. Similar labeling should be reflected in your Form 10-QSB, filed on June 5, 2006.

RESPONSE TO COMMENT #3

       We have amended the financial statements to indicate those statements that are "unaudited". We have also so indicated on each page of the notes. Finally, we have applied similar labeling to the Form 10-QSB as reflected in the amendment to the Form 10-QSB filed this date.

Carmen Moncada-Terry, SEC
June 7, 2006
Page 3 of 6



FORM 10-KSB/A1 FILED JUNE 9, 2006

Market for Common Equity and Related Stockholder Matters, page 4

COMMENT #4:

      We note your disclosure under this heading continues to indicate that your common stock trading symbol is "GCOG" although you state in response to prior comment 4 that your trading symbol is "GCOB.OB." Please correct all references to your trading symbol in all of your filings.

RESPONSE TO COMMENT #4:

      We have made the change and have carefully reviewed the filings and believe we have now corrected all the references.

Management' Discusssion and Analysis of Financial Condition and Results of Operations, page 5

Net Loss to Common Shareholders, page 6

COMMENT #5:

      We note that, in response to prior comment 13, you revised your amount of net loss disclosed for the year ended December 31, 2004 to agree with the loss of $5,781,342 reported in your statement of operations on page F-3. However, it appears that you may need to further revise the corresponding 2004 loss per share disclosed, to similarly correspond to the $0.18 loss per share reported in your statement of operations on page F-3.

RESPONSE TO COMMENT #5:

      We have revised the disclosure to indicate the correct loss per share.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

COMMENT #6:

      We note that your auditor's report does not extend audit coverage to the period from August 4, 2003 (inception) through December 31, 2005. However, the corresponding information is not labeled as unaudited. If your inception-to-date financial information is not audited, you will need to obtain an audit of this period or label it as unaudited.

RESPONSE TO COMMENT #6:

       This period has been audited and the auditor's report included in the filings has been amended to reflect that.

Statement of Stockholders' Equity, page F-4

Carmen Moncada-Terry, SEC
June 7, 2006
Page 4 of 6


COMMENT #7:

      We note that you did not comply with prior comment 17, in which we asked that you disclose the circumstances necessitating the adjustment labeled "correction of beginning outstanding shares" on page F-4, and the reason you found it unnecessary to correct shares reported in the earlier period shown. It is customary for error corrections to be made by way of restating the actual numbers that are in error, with disclosure in the notes. We reissue prior comment 17.

RESPONSE TO COMMENT #7:

       We are responding to this comment and your prior comment 17 in connection with our response to Comment #9 below.

Statement of Cash Flows, page F-5

COMMENT #8:

      We note that you have presented an additional column of your fourth quarter 2005 activity on this statement. However, it does not appear that you have included any corresponding quarterly information in your other primary financial statements, or the related notes. Further, your accountant's report does not appear to extend their audit coverage to this particular period of activity and you have not labeled it as unaudited.

RESPONSE TO COMMENT #8:

      The inclusion of the additional column showing fourth quarter 2005 activity was inadvertent and we have therefore deleted that column from the financial statements.

Carmen Moncada-Terry, SEC
June 7, 2006
Page 5 of 6



Note 1 -Summary of Significant Accounting Policies, page F-6

History, page F-6

COMMENT #9:

      We note that in response to prior comment 17, you now disclose the amount of debt settled through the issuance of 696,360 common shares on April 15, 2005, and the party to whom the debt was owed; although you removed disclosure explaining that the debt was written off in 2004. There are several aspects of our prior comment that you did not address. We would like to understand your prior disclosure. Tell us the entries you recorded to reflect the write off of such debt in 2004, and its corresponding settlement in 2005. Additionally, provide us with your calculations of loss per share, for 2004 and 2005, assuming restatement was effected, in support of your conclusion that there would be no effect on reported loss per share for each year.


RESPONSE TO COMMENT #9:

        In the first quarter of 2005, the Company received a claim from the former officer that a debt in the amount of $232,120.00 that had previously been written off had not been extinguished and that, in fact, the Company still owed him $232,120.00. After investigating this claim, the Company determined that it had been mistaken in writing off the debt and settled the debt by issuing the former officer 696,360 shares of common stock. The journal entries made in 2004 and 2005 to record these transactions were as follows:

2004
         Accounts payable                            232,120.00
         Administrative expenses                              232,120.00

2005

         Additional paid in capital                  696.00
                  Common stock                                696.00


      Upon issuance of the common stock and consultation with its auditors, the Company determined that a restatement of the prior year's financial statements was not necessary because, in the judgment of the auditors and Company, the changes in the financial statements would not be material. That determination was based on the fact that the changes to the financial statements would not affect the revenues, total assets, total liabilities, or total equity of the Company as of December 31, 2004, nor would it affect the amount of the earnings
(loss) per share (after adjusting for a 1 for 3 stock split) as shown below:

Carmen Moncada-Terry, SEC
June 7, 2006
Page 6 of 6


2004

Original
         Net loss                                      $5,781,342
         Average shares outstanding *                  98,734,203

         Loss per share                                    $(0.06)

Restated
         Net loss                                      $6,013,462
         Average shares outstanding *                  99,430,563

         Loss per share                                    $(0.06)

* Restated for 1 for 3 stock split

2005

A restatement would not change the 2005 loss per share as the 696,360 shares in question were treated as outstanding from January 1, 2005 for the earnings per share computation.

         If you have any questions or require any supplemental information after reviewing our responses or the Form SB-2 Amendment, the 10KSB/A and Form 10QSB/A as filed by the Company, please do not hesitate to contact the undersigned at 609-452-6000.

                                                Very truly yours,

                                                /S/ THOMAS P. GALLAGHER
                                                ------------------------
                                                Thomas P. Gallagher